FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2011

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement on completed trial run of various generating units of coal-fired and wind power projects of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on January 14, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    January 14, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

OVERSEAS REGULATORY ANNOUNCEMENT

Various Generating Units of Coal-fired and
Wind Power Projects Completed Trial Run

This announcement is issued pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Huaneng Power International, Inc. (the “Company”) announced that one 600MW coal-fired generating unit (Unit 5) of the Phase III Project of Hunan Yueyang Power Plant (of which the Company owns 55% equity interest), the Phase I Project of Hebei Kangbao Wind-Power Plant (with a total generation capacity of 49.5MW) (which is wholly-owned by the Company) and the first stage of the Phase II Project of Jiangsu Qidong Wind Power Plant (with a total generation capacity of 50MW) (of which the Company owns 65% equity interest) have respectively completed the trial run recently.

In addition, the Company has recently closed down two generation units (with a total generation capacity of 260MW) at Zhejiang Changxing Power Plant (which is wholly-owned by the Company).

In aggregate, the above increased the Company’s controlling generation capacity and equity-based generation capacity by 439.5MW and 152MW, respectively. Accordingly, the Company’s total controlling generation capacity has increased from 50,033MW to 50,473MW while the total equity-based generation capacity has increased from 46,512MW to 46,664MW.

By Order of the Board
Huaneng Power International, Inc.
Gu Biquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
14 January 2011